December 7, 2007

Mail Stop 3720

By U.S. Mail and facsimile to (303) 723-2050

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Communications Corporation
9601 South Meridian Blvd.
Englewood, CO 80112

> **Re: EchoStar Communications Corporation**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-26176**

Dear Mr. Dodge:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 24, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Proposal No. 1—Election of Directors, page 3

Executive Compensation Components, page 9

1.   We have considered your responses to prior comments four and six in our letter dated August 21, 2007. Even if the board, the compensation committee and Mr. Ergen do not assign specific weights to any factors, you still must discuss the factors they considered and how the their consideration of the company or individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. Please confirm in your response letter your understanding that your compensation discussion and analysis should provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation to each named executive officer.

<u>Incentive Compensation, page 10</u>

2.   We have considered your responses to comments seven and nine in our letter
      dated August 21, 2007. We are unable to evaluate your responses without more
      information. Please provide a more comprehensive analysis as to why disclosure
      of each performance target would cause you competitive harm and should be
      afforded confidential treatment. Your response should be a thorough and detailed
      analysis focusing on the specific facts and circumstances of your business and
      targets. You should address separately each type of performance target you used
      (whether for cash or equity incentives or other compensation) and explain how
      disclosure could lead to competitive harm.

3.   We have considered your response to comment ten in our letter dated August 21,
      2007. Please note that, in addition to disclosing the percentage of an executive
      officer's salary the officer may receive upon satisfaction of <u>all</u> applicable goals
      and other criteria, you also should discuss any threshold, target and maximum
      amounts each executive officer may receive under each incentive plan. For
      example, you disclose on page 11 that the performance goals under the 2006 Cash
      Incentive Plan were only partially achieved during 2006, but you made payouts
      under the plan for those goals that were obtained.

      Please contact me at (202) 551-3350 with any questions.

                                              Sincerely,

                                              Kathleen Krebs
                                              Special Counsel